Contact

www.linkedin.com/in/michaelbifolco (LinkedIn)

Top Skills

Behavioral Science
Start-ups
Product Management

Patents

Consumable usage sensors and applications to facilitate automated replenishment of consumables via an adaptive distribution platform

Adaptive scheduling of electronic messaging based on predictive consumption of the sampling of items via a networked computing platform

Sensors and executable instructions to compute consumable usage to automate replenishment or service of consumables via an adaptive distribution platform

Adaptive scheduling to facilitate optimized distribution of subscribed items

Dynamic processing of electronic messaging data and protocols to automatically generate location predictive retrieval using a networked, multi-stack computing environment

Michael Bifolco

Product Leader | Founder | Woodworker
New York City Metropolitan Area

Summary

15+ years working in product on B2C and B2B software. Experienced manager of PMs, designers and data scientists. Significant engineering and consumer marketing research experience. 2-time founder of software startups.

Experience

Sheperd
Founder
December 2021 - Present (1 year 10 months)
United States

Ordergroove
Senior Director of Product
November 2015 - December 2021 (6 years 2 months)
New York

Ordergroove enables Relationship Commerce experiences for hundreds of brands and retailers, including The Honest Company, Stumptown Coffee, L'Oreal, Hotel Chocolat, and PetSmart, shifting consumer interactions from one-and-done transactions to frictionless and highly profitable recurring revenue relationships. With successful subscription and membership experiences, the company's technology platform coupled with artificial intelligence, analytics and unmatched consumer expertise helps top brands transform their commerce experiences across every channel while making their consumers' lives easier.

CrowdTwist, Inc.
Senior Director of Product
October 2014 - November 2015 (1 year 2 months)

Acquired by Oracle. The CrowdTwist solution offers over 100 out-of-the-box engagement paths, providing rapid time-to-value for marketers to develop a more complete view of the customer. Together, Oracle and CrowdTwist will enable organizations of all sizes to deliver personalized engagement and

extend loyalty and reward programs to a brand's most beneficial customer behaviors.

Frienefit LLC
Founder
May 2012 - October 2014 (2 years 6 months)
New York, New York

MyTeeSpot.com
Co-Founder
February 2006 - April 2012 (6 years 3 months)

BuzzBack Market Research
Product Manager
August 2004 - August 2005 (1 year 1 month)

Something Digital
Project Manager
June 2000 - August 2000 (3 months)

Summer and winter breaks during college.

Education

Cornell University
BS · (2000 - 2004)